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                             June 30, 2022

       Brian L. Cantrell
       Senior Vice President - Chief Financial Officer
       Alliance Resource Partners LP
       1717 South Boulder Avenue, Suite 400
       Tulsa, Oklahoma 74119

                                                        Re: Alliance Resource
Partners LP
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 000-26823

       Dear Mr. Cantrell :

              We have reviewed your June 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 3, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Summary of Coal Mineral Resources and Reserves, page 58

   1. We understand from your response to prior comment 1, that you will disclose the coal pricing assumptions for
the Illinois and Appalachian basin resource and reserve estimates.
                                                        However, you indicate
that the pricing range utilized for the Illinois basin resource estimate was from
$36.27 to $51.26 per short ton, while the pricing range utilized for the same location reserve
estimate was $36.08 to $44.01 per short ton.

                                                        Tell us the reasons for
having different price assumptions when estimating resources compared to reserves
and provide a similar explanation in your disclosures.
 Brian L. Cantrell
Alliance Resource Partners LP
June 30, 2022
Page 2
Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5
Section 19 - Economic Analysis, page ES-19

2. We note that you have arranged to obtain revised technical report summaries from the engineering consultants to address prior comments 5 through 10 and 12, and that you propose to file those reports with your second quarter report. However, as the exhibits are required with the annual report and considering the nature of the content deficiencies, we believe that you should amend your annual report with the amendments to these exhibits.
3. We note your response to prior comment 11, regarding your tax status, and that you made an election during the first quarter of 2022 for the subsidiary holding your oil and gas interests, Alliance Minerals, LLC, to be taxed as a corporation.

         Please address the likelihood of making any similar elections that would apply to income from your coal mining operations and if other than remote, obtain and file amendments to the technical report summaries that include sensitivity analyses based on this variant, along with discussions of the impact on the results of the economic assessments, to comply with Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.

         If there is a reasonable likelihood of income from your coal mining operations becoming subject to income taxes, as a result of elections or otherwise, also address this uncertainty in MD&A to comply with Item 303(a) of Regulation S-K.
4. We note your response to prior comment 12 indicating that the qualified persons will modify the various technical report summaries to include tabulations of the annual cash flow forecasts based on the annual production schedules for the life of the projects.

         Please ask the qualified persons to clearly label each of the cash flow tables in the technical report summaries as pre-tax cash flow, and to disclose the rationale for the assumption regarding income taxes within Section 19 and the Executive Summary.
        You may contact Ken Schuler, Mine Engineer, at (202) 551-3718, or Karl Hiller, Branch
Chief, at (202) 551-3686 with any questions.



FirstName LastNameBrian L. Cantrell                            Sincerely,
Comapany NameAlliance Resource Partners LP
                                                               Division of
Corporation Finance
June 30, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName